PE 1/14/2014

14005494

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 04 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-4-14

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2014

Dear Mr. Dunn:

This is in response to your letter dated January 14, 2014 concerning the shareholder proposal submitted to JPMorgan Chase by William L. Rosenfeld. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: William L. Rosenfeld
*** FISMA & OMB Memorandum M-07-16 ***

March 4, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2014

The proposal requests that the board institute transparent procedures to avoid holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(12)(iii). In this regard, we note that proposals dealing with substantially the same subject matter were included in JPMorgan Chase's proxy materials for meetings held in 2013, 2012 and 2011 and that the 2013 proposal received 9.55 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SACRAMENTO, SAN DIEGO,
DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 14, 2014

<u>VIA E-MAIL (*shareholderproposals@sec.gov*)</u>

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
<u>Shareholder Proposal of William L. Rosenfeld</u>

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by William L. Rosenfeld (the ***"Proponent"***) from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the ***"2014 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to William L. Rosenfeld, the Proponent, via email at wlrosenfeld@gmail.com.

I. SUMMARY OF THE PROPOSAL

On December 9, 2013, the Company received a letter from the Proponent via email containing the Proposal for inclusion in the Company's 2014 Proxy Materials. The Proposal reads as follows:

> RESOLVED:
>
> Shareholders request that the Board institute transparent procedures to avoid holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed. In the rare case that the company's duties as an advisor require holding these investments, the procedures should provide for prominent disclosure to help shareholders avoid unintentionally holding such investments.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2014 Proxy Materials in reliance on paragraph (i)(12)(iii) of Rule 14a-8, as the proposal deals with substantially the same subject matter as three previously submitted shareholder proposals that were included in the Company's 2011, 2012 and 2013 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(12)(iii), as It Relates to Substantially the Same Subject Matter as Three Shareholder Proposals that Were Included in the Company's Proxy Materials in the Last Five Years, and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission

Under Rule 14a-8(i)(12)(iii), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received ... less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

1. Overview of Rule 14a-8(i)(12)

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.[1]

The Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the shareholder proposals or their subject matters be identical in order for a company to exclude the later-submitted proposal. When considering whether the proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. The Staff has applied the "substantive concerns" standard rather than the specific language or action standard for proposals that, similar to the ones involved here, pertain to human rights issues. In *Exxon Mobil Corp.* (Mar. 23, 2012), the Staff concurred with the exclusion of a shareholder proposal requesting that the Board create a comprehensive policy

---

1 *See* SEC Exchange Act Release No. 20091 (Aug. 16, 1983).

on the company's respect for and commitment to the human right to water. An earlier proposal requested a report on environmental impacts in all of the communities in which it operated including reports regarding its emissions and environmental impacts on land, water and soil. The Staff concurred that the subject matter of both – the human right to water policy and the environmental impact report – was substantially the same subject matter and therefore excludable. Even when a human rights proposal differed in scope from past proposals, the Staff concurred that the proposal could be excluded. *See General Motors Corp.* (Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as previous proposals that would have applied to the Soviet Union and China).

Similarly the Staff has applied the "substantive concerns" standard to proposals dealing with a variety of social and policy issues. In *General Electric Co.* (Jan. 19, 2012), the Staff concurred that a proposal that would require the board to prepare "a report disclosing the business risk related to developments in the scientific, political, legislative and regulatory landscape regarding climate change" was substantially similar to a proposal that would require the board to create a "global warming report." The difference in language did not prevent the Staff from allowing the company to exclude the proposal. *See also Wells Fargo & Co.* (Feb. 11, 2009) (excluding a proposal requiring a report of the company's home preservation rates from 2003 to 2008 and requesting data therein be disaggregated based on race because the proposal dealt with substantially the same subject matter as prior proposals that requested a report on the racial and ethnic disparities in the cost of loans provided by the company); *Dow Jones & Co., Inc.* (Dec. 17, 2004) (proposal requesting that the company list all of its political and charitable contributions on its website was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Eastman Chemical Co.* (Feb. 28, 1997) (proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies excludable as involving substantially the same subject matter as a prior proposal requesting the company divest a product line that produced materials to manufacture cigarette filters); and *Wyeth* (Feb. 15, 2008) (proposal requesting a report on the company's exportation of animal experimentation and the extent to which the company adheres to animal welfare standards in foreign countries excludable because it dealt with substantially the same subject matter as a previously submitted proposal requesting that the company adopt and post an Animal Welfare Act policy and a report requesting an explanation of the extent to which laboratories adhere to such policy, as well as another previously submitted proposal requesting the board to issue a policy statement publically committing to use *in vitro* tests in specific situations and generally committing to the elimination of product testing on animals).

Further, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) even when the proposals recommended that the company take different actions. *See Medtronic Inc.* (Jun. 2, 2005) and *Bank of America Corp.* (Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Saks Inc.*(Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); and *Pfizer Inc.* (Feb. 25 2008) (concurring that a proposal requesting a report on the rationale for increasingly exporting the company's animal experimentation to countries that have substandard animal welfare regulations because the proposal dealt with substantially the same subject matter as previous proposals on animal care and testing including a proposal requesting a report on the feasibility of amending the company's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). Additionally, in *ConocoPhillips* (Mar. 5, 2009), the Staff clarified that variations in supporting statements did not impact the applicability of Rule 14a-8(i)(12).

The Staff has applied the "substantive concerns" standard broadly across social and policy issues, including human rights issues. The precedent discussed above demonstrates that despite differing language and actions requested, proposals that shared the same underlying concerns were found to be excludable under Rule 14a-8(i)(12). Applying this standard, if a new shareholder proposal deals with the same substantive concerns as a prior proposal (or proposals) that was included in a company's proxy materials and submitted to a vote of shareholders, Rule 14a-8(i)(12)(iii) then permits exclusion of that new proposal if (1) such a prior proposal was included in the company's proxy materials within the previous three calendar years; (2) such a prior proposal was included in the company's proxy materials three times in the preceding five calendar years; and (3) the most recent prior proposal received less than 10% of the vote on its submission to shareholders.

2. *The Proposal Deals with Substantially the Same Subject Matter as Three Shareholder Proposals that Were Included in the Company's Proxy Materials in the Last Five Years*

The substance of the Proposal raises the same substantive concerns and relates to "substantially the same subject matter" as three previously submitted proposals (collectively, the ***"Previous Proposals"***). First, the Company included a nearly identical shareholder proposal in its 2013 proxy materials for the annual meeting held on May 21, 2013 (the ***"2013 Proposal,"*** attached as Exhibit B). That proposal, also submitted by William L. Rosenfeld, requested that the Board:

> institute transparent procedures to avoid holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited

> engagement with problem companies if management believes that their behavior can be changed. In the rare case that the company's duties as an advisor require holding these investments, the procedures should provide for prominent disclosure to help shareholders avoid unintentionally holding such investments.

Second, the Company included a shareholder proposal, also submitted by William L. Rosenfeld, in its 2012 proxy materials for the annual meeting held on May 15, 2012 (the ***"2012 Proposal,"*** attached as Exhibit C). The 2012 Proposal requested that the Board:

> institute transparent procedures to avoid holding investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights, and to assist customers in avoiding the inadvertent inclusion of investments in such companies in their portfolios. These procedures may include time-limited engagement if management believes it can change the behavior of problem companies.

Third, the Company included a shareholder proposal submitted by Alice Rosenfeld in its 2011 proxy materials for the annual meeting held on May 17, 2011 (the ***"2011 Proposal,"*** attached as Exhibit D). The 2011 Proposal, requested that the Board:

> institute transparent procedures to prevent holding investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Management should encourage JPMorgan funds with separate boards to institute similar procedures.

As noted above, under Rule 14a-8(i)(12), a company may exclude a shareholder proposal from its proxy materials if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years." The substantive concern expressed in the Proposal and in the Previous Proposals is holding or recommending investments in companies that substantially contribute to genocide or crimes against humanity. While the specific language and specific actions proposed in the Proposal and the Previous Proposals in some instances may differ, they all deal with substantially the same subject matter.

The Proposal deals with the same subject matter – instituting transparent procedures to avoid holding or recommending investments in companies that substantially contribute to genocide or crimes against humanity – as the 2013 Proposal, 2012 Proposal and 2011 Proposal. The resolved clause of the 2013 proposal is identical to that of the Proposal. The resolved clauses in the 2012 Proposal and 2011 Proposal are not identical to the Proposal, but each include the identical phrase identifying the subject matter of the proposal – they all request that the Company "institute transparent procedures to avoid holding investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights..."

In addition to the language of the proposal itself, the Proposal and each of the Previous Proposals include supporting statements that are substantively similar, as they all present the proponent's statements regarding the views of investors on the subject matter of the proposal and the Company's ability to implement a "genocide-free" policy. Each supporting statement also includes a list of companies in which JPMorgan is invested that have allegedly supported genocide and crimes against humanity. The variations in the supporting statements are minor. Based upon the Staff's exclusion in *ConocoPhillips* (Mar. 5, 2009), discussed earlier, the minor variations in the supporting statements are not significant to the determination that the proposals share the same substantive concerns.

Based upon the nearly identical proposals and substantially similar supporting statements, it is the Company's view that the Proposal and the Previous Proposals deal with "substantially the same subject matter" for purposes of Rule 14a-8(i)(12).

3. The Proposal is Excludable Because the Most Recently Submitted of the Previous Proposals Did Not Receive the Support Necessary for Resubmission

Where a previous proposal (or proposals) addressed substantially the same subject matter as a current proposal, Rule 14a-8(i)(12) establishes thresholds with respect to the percentage of shareholder votes cast for the most recent previous proposal that was included in the Company's proxy materials. The most recently submitted of the Previous Proposals, the 2013 Proposal, was included in the Company's 2013 proxy materials. Consistent with the Staff guidance in Staff Legal Bulletin 14 (Jul. 13, 2001) ("***Staff Legal Bulletin 14***"), (1) the Company has "previously included a proposal or proposals dealing with substantially the same subject matter" in its proxy materials within the past three calendar years; and (2) the Company has included such a proposal three times "over the preceding five calendar years." Accordingly, as described in Staff Legal Bulletin 14, "the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on." The voting calculation under Rule 14a-8(i)(12) requires consideration of votes for and votes against a proposal; abstentions and broker non-votes are not included. *See* Staff Legal Bulletin 14. According to the Company's Form 8-K filed on May 23, 2013 (attached as Exhibit E), there were 227,875,959 votes cast in favor of, and 2,157,920,393 votes cast against, the 2013 Proposal. Staff Legal Bulletin 14 states that the calculation is to be made as follows: Votes for the Proposal/(Votes against the Proposal + Votes for the Proposal) = Voting Percentage. Using the votes cast with regard to the proposal at the annual meeting of shareholders at which a substantially similar proposal was submitted to a vote of shareholders, the 2013 Proposal received 9.55% of the vote: 227,875,959/(2,157,920,393 + 227,875,959) = 227,875,959/2,385,796,352 = 0.0955.

Thus, the 2013 Proposal failed to received 10% of the vote, for purposes of Rule 14a-8(i)(12), at the Company's 2013 annual meeting of shareholders. As Rule 14a-8(i)(12)(iii) provides that a company may exclude a proposal that deals with substantially the same subject matter as previously submitted proposals if the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years," it is the Company's view that it may exclude the Proposal in reliance on Rule 14a-8(i)(12)(iii).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2014 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Mr. William L. Rosenfeld
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

-----Original Message-----
From: Bill Rosenfeld [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 09, 2013 2:49 PM
To: Caracciolo, Irma R.
Cc: Horan, Anthony; Eric Cohen; Susan Morgan
Subject: Shareholder Proposal

Irma -

Attached is my 2014 shareholder proposal.

Please confirm receipt.

Bill

*** FISMA & OMB Memorandum M-07-16 ***

December 9, 2013

Office of the Secretary - Anthony J. Horan
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Via Fax: 212-270-4240 and email

Dear Secretary:

I am writing to submit the attached shareholder proposal for inclusion in JPMorgan's next proxy statement and for presentation at the next shareholder meeting.

I hold 773 shares of JPMorgan Chase & Co. (JPM) in my E*TRADE Roth IRA Account. I have held these shares continuously for over one year. I am attaching a copy of a letter from E*TRADE confirming my continuous ownership of shares with a market value in excess of $2,000 since 2007. I intend to continue to hold the securities through the date of the 2014 meeting of shareholders.

Please confirm receipt of this letter. If for any reason you choose to exclude this proposal from your proxy please notify me at the above address.

I would be pleased to meet with you to address any concerns you may have.

Thank you for your consideration.

Sincerely,

William L. Rosenfeld

Genocide-free Investing Proposal

WHEREAS

We believe that:

1. Investors do not want their investments to help fund genocide.
   a) While reasonable people may disagree about socially responsible investing, few want their investments to help fund genocide.
   b) KRC Research's 2010 study showed 88% of respondents want their mutual funds to be genocide-free.
   c) Millions of investors voted for similar genocide-free investing proposals, submitted by Investors Against Genocide supporters, despite active management opposition.
   d) In 2012, a genocide-free investing proposal at ING passed decisively, 59.8% to 10.7% with 29.5% abstaining.
2. JPMorgan exercises investment discretion over its assets and, through investment management contracts, funds it manages.
3. Examples below demonstrate that current JPMorgan policies inadequately support genocide-free investing because JPMorgan and the funds it manages:
   a) Hold $1.3 billion of PetroChina (9/10/2013). CNPC, PetroChina's controlling parent, is Sudan's largest oil business partner, thereby helping fund government-sponsored genocide and crimes against humanity.
   b) Hold $2.1 billion of Sinopec (10/28/2013), another large oil company in Sudan.
   c) Hold $90 million of Petronas (3/31/13), reported as providing fuel to military aircraft that attack Darfuri civilians, in violation of the U.N. arms embargo.
   d) Claim its "business practices reflect our support and respect for the protection of fundamental human rights and the prevention of crimes against humanity" and use "extensive risk management" processes to consider human rights, yet continue to have large holdings of companies tied to genocide, an inherent risk factor.
   e) Have a "Know Your Customer" program to reduce or eliminate reputational risks, yet disregard information about oil companies supporting Sudan.
   f) Make Sudan-related investments that, while legal, are inconsistent with U.S. sanctions explicitly prohibiting transactions relating to Sudan's petroleum industry.
4. Individuals owning JPMorgan and its funds may inadvertently invest in companies that help support genocide. With no guiding policy, JPMorgan may invest in problem companies without restriction.
5. JPMorgan's commitment to the UN Principles for Responsible Investment supports genocide-free investing because JPMorgan agrees to incorporate social issues into investment decision-making processes and "better align investors with broader objectives of society."
6. JPMorgan can implement a genocide-free investing policy because:
   a) Ample alternative investments exist.
   b) Avoiding problem companies need not significantly affect investment performance, as shown in Gary Brinson's classic asset allocation study.
   c) Appropriate disclosure can address any legal concerns regarding exclusion of problem companies.
   d) Management can easily obtain independent assessments to identify companies connected to genocide.
   e) Other large financial firms (including T. Rowe Price and TIAA-CREF) have adopted policies to avoid such investments.

RESOLVED

Shareholders request that the Board institute transparent procedures to avoid holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed. In the rare case that the company's duties as an advisor require holding these investments, the procedures should provide for prominent disclosure to help shareholders avoid unintentionally holding such investments.

E*TRADE FINANCIAL | Platinum Client Group
1-800-503-9260

E*TRADE Securities LLC
4005 Windward Plaza Drive
Alpharetta, GA 30005

12/09/2013

William Rosenfeld

*** FISMA & OMB Memorandum M-07-16 ***

Dear William L. Rosenfeld,

As record holder and in conjunction with a shareholder proposal, this is to confirm that William L. Rosenfeld, residing at *** FISMA & OMB Memorandum M-07-16 *** currently holds 773 shares of JP Morgan Chase & Co. (ticker: JPM) in his E*TRADE Securities, LLC Roth IRA *** FISMA & OMB Memorandum M-07-16 *** account since 11/22/2010 when he transferred them from his Traditional IRA *** FISMA & OMB Memorandum M-07-16 *** These shares were originally transferred into his Traditional IRA from Merrill Lynch on 1/29/2007. The value of these shares has remained in excess of $2000.00 for the entire period.

As of December 9, 2013 and since at least December 1, 2010, William L. Rosenfeld, held 773 shares of JPMorgan Chase and Co stock (ticker: JPM).

Please note: The current balance represented is a true representation based on our records. The value of any securities held in this account is subject to change depending upon market conditions and activities. Our DTC number is: 0385

Thank you for investing with E*TRADE Securities, LLC. We appreciate your business and look forward to serving you in the future. If you have any questions or if you need further assistance, please call me or any Platinum Team Member at (800) 503-9260, Monday through Friday, from 8:00 am to 6:00 pm ET.

Sincerely,

Theron Jones
Platinum Relationship Manager
Alpharetta, GA
E*TRADE Securities LLC
E*TRADE Capital Management, LLC
Phone: 1-800-503-9260 Fax 678-624-8252
DTC Participant: 0385

Exhibit B

— the employee engages in conduct that causes material financial or reputational harm to the Firm or its business activities,
— the Firm determines that the award was based on materially inaccurate performance metrics, whether or not the employee was responsible for the inaccuracy,
— the award was based on a material misrepresentation by the employee,
— and for members of the Operating Committee and Tier 1 employees (senior employees with primary responsibility for risk positions and risk management), such employees improperly or with gross negligence fail to identify, raise, or assess, in a timely manner and as reasonably expected, risks and/or concerns with respect to risks material to the Firm or its business activities.

Protection-based vesting — As further described at page 28, commencing in 2012, we added protection-based vesting provisions to our equity awards for the Operating Committee and Tier 1 employees. These provisions include specific financial thresholds that will result in formal compensation reviews. If the business financial results are below the applicable threshold, formal reviews will be conducted to determine the action to be taken under the appropriate clawback provisions. These provisions were designed to be effective in the event of material losses or earnings substantially below the Firm's potential that could create substantial financial risk.

Our compensation mix, structure and practices encourage a focus on long-term performance. The Firm's compensation structure and approach, which includes equity-based compensation as a significant component of total compensation, vesting periods over multiple years, share retention requirements and prohibition of hedging, align the interests of senior executives with those of shareholders and encourage a focus on long-term performance of the Firm.

Our share retention policy is described in the Compensation Disclosure and Analysis section of the proxy statement at page 26.

Accordingly, the Board recommends a vote against this proposal.

Proposal 8 — Adopt procedures to avoid holding or recommending investments that contribute to human rights violations

Mr. William L. Rosenfeld, *** FISMA & OMB Memorandum M-07-16 *** the holder of 773 shares of common stock, has advised us that he intends to introduce the following resolution:

WHEREAS

We believe that:

1. Investors do not want their investments to help fund genocide.
   a) While reasonable people may disagree about socially responsible investing, few want their investments to help fund genocide.
   b) KRC Research's 2010 study showed 88% of respondents want their mutual funds to be genocide-free.
   c) Millions of investors have voted for genocide-free investing proposals similar to this one, submitted by supporters of Investors Against Genocide, despite active management opposition.
   d) In 2012, a genocide-free investing proposal passed decisively, 59.2% to 10.8% with 29.9% abstaining.
2. JPMorgan exercises investment discretion over its own assets and, through investment management contracts, the funds it manages.
3. The example of PetroChina shows that current policies inadequately support genocide-free investing because JPMorgan and funds it manages:
   a) Are large shareholders of PetroChina, reporting beneficial ownership of 1,270,814,386 shares, worth $1.6 billion, on October 9, 2012. PetroChina, through its controlling shareholder, China National Petroleum Company, is Sudan's largest business partner, thereby helping fund ongoing government-sponsored genocide and crimes against humanity.
   b) Claims its "business practices reflect our support and respect for the protection of fundamental human rights and the prevention of crimes against humanity" and use "extensive risk management processes and procedures to consider human rights," yet continues to increase holdings of PetroChina years after learning of PetroChina's connection to genocide, an inherent risk factor.

c) Made investments in PetroChina that, while legal, are inconsistent with U.S. sanctions explicitly prohibiting transactions relating to Sudan's petroleum industry.

4. Individuals owning JPMorgan and its funds, may inadvertently be invested in companies that help support genocide. With no policy preventing these investments, JPMorgan may increase holdings in problem companies without warning.
5. As a signatory to the UN Principles for Responsible Investment, JPMorgan agrees to:
   a) "incorporate ESG issues into investment analysis and decision-making processes" and
   b) "better align investors with broader objectives of society."

Therefore, JPMorgan should seek to avoid investments connected to genocide.

6. No sound reasons prevent having a genocide-free investing policy because:
   a) Ample alternative investments exist.
   b) Avoiding problem companies need not have a significant effect on investment performance, as shown in Gary Brinson's classic asset allocation study.
   c) Appropriate disclosure can address any legal concerns regarding the exclusion of problem companies.
   d) Management can easily obtain independent assessments to identify companies connected to genocide.
   e) Other large financial firms such as T. Rowe Price and TIAA-CREF have avoided investments connected to genocide by divesting problem companies such as PetroChina.

RESOLVED

Shareholders request that the Board institute transparent procedures to avoid holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed. In the rare case that the company's duties as an advisor require holding these investments, the procedures should provide for prominent disclosure to help shareholders avoid unintentionally holding such investments.

Board response to proposal 8:

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

The proposed policy is unnecessary because our business practices already reflect our support and respect for the protection of fundamental human rights and the prevention of crimes against humanity. Our concern for the protection of human rights is reflected in our Human Rights Statement and guided by the principles set forth in the United Nations Universal Declaration of Human Rights. We welcome input from employees, shareholders, and the concerned stakeholder community on human rights issues.

We hold securities in many different capacities. While we are a shareholder of record in PetroChina shares, the vast majority of the shares attributable to us are in our custody business, where we do not own the shares outright but instead hold them at the direction of our customers, who are the share owners. We purchase, sell and vote these shares only as directed by our customers. In our asset management business, we act as a fiduciary on behalf of clients and we seek to meet the financial objectives of those clients. In our trading business, we may hold positions from time to time in companies to meet customer demands or to offset client transactions.

We have incorporated environmental, social and governance considerations in our investment process as directed by our clients. In our asset management business, in furtherance of our fiduciary obligations, we seek to engage with companies to understand all aspects of their business, including where environmental, social and governance concerns have been raised.

We use our risk management processes and procedures to consider human rights and other reputational issues associated with our businesses. We disagree with the proponent's view that additional internal procedures or policies are required. The Firm has a robust risk management framework, as described in our Annual Report, and management routinely reviews specific business clients and transactions including where appropriate for consistency with our Human Rights Statement. As a result of these reviews, we have chosen in some cases not to pursue business with certain companies and in other cases to engage in a discussion with the management of companies whose businesses have raised concerns. In addition, in the case of Sudan, a legal framework has been established by the U.S. government that imposes certain legal restrictions regarding business dealings with a wide range of companies and individuals. JPMorgan Chase is subject to and complies with these restrictions; we do not engage in business with any entity prohibited by the U.S. government as a result of the entity's directing or contributing to violence in Sudan.

Accordingly, the Board recommends a vote against this proposal.

Exhibit C

impact the Firm's long-term interests and communities we serve. The Firm's participation as a member of these associations comes with the understanding that we may not always agree with all of the positions of the organization or other members. Each trade association to which the Firm belongs is already subject to disclosure obligations with respect to all political contributions it makes.

Therefore, the proposed report would be of no appreciable benefit to shareholders.

Accordingly, the Board recommends a vote against this proposal.

Proposal 8 — Genocide-free investing

Mr. William L. Rosenfeld, *** FISMA & OMB Memorandum M-07-16 *** the holder of 773 shares of common stock, has advised us that he intends to introduce the following resolution:

WHEREAS: JPMorgan Chase & Co ("JPMorgan") has not released a genocide-free investing policy. As a result, individuals, through their JPMorgan shares and funds, may inadvertently invest in companies helping to fund genocide because of investment decisions made by JPMorgan.

We believe that:

1) Investors do not want their investments connected to genocide.

a) Reasonable people may disagree about socially responsible investing, but few people want their savings connected to genocide.

b) In the face of the most extreme human rights crises, investment companies share responsibility, along with government, to act.

c) In KRC Research's 2010 study, 88% of respondents said they would like their mutual funds to be genocide-free

d) Millions of people have voted for shareholder proposals similar to this one, submitted by supporters of Investors Against Genocide, despite active management opposition.

2) The company's current policies are inadequate because JPMorgan:

a) Is a large shareholder of PetroChina, reporting 1,193,150,903 H-shares worth $1.5 billion as of September 14, 2011. JPMorgan has not denied that PetroChina, through its closely related parent, China National Petroleum Company, is among the worst offenders helping fund ongoing genocide in Sudan.

b) Claims it "supports fundamental principles of human rights across all our lines of business" and that "existing policies and procedures appropriately address these issues" yet recently increased holdings of PetroChina after being made aware of PetroChina's connection to genocide.

c) Unnecessarily risks tarnishing its brand by connecting it to genocide

3) As a signatory to the UN Principles for Responsible Investment, JPMorgan agrees, as the UN PRI states, to:

a) "incorporate ESG issues into investment analysis and decision-making processes" and

b) "better align investors with broader objectives of society."

Therefore, given this commitment, JPMorgan should seek to avoid investments connected to genocide.

4) There are no sound financial, fiduciary, or legal reasons that prevent JPMorgan from having a genocide-free investment policy.

a) Ample competitive investment choices exist, even for index funds.

b) Avoiding a small number of problem companies need not have a significant effect on performance, as shown in Gary Brinson's classic asset allocation study.

c) Even the most conservative legal concerns can be addressed by disclosure in the prospectus.

d) Management can easily obtain independent assessments of problem companies and their connection to genocide.

e) TIAA-CREF is an example of a large financial institution that avoided investments connected to genocide by divesting from PetroChina due to PetroChina's relationship with the Government of Sudan.

5) Investor pressure can help influence foreign governments, as in South Africa. Similar divestment pressure on Talisman Energy helped end the conflict in South Sudan.

RESOLVED: Shareholders request that the Board institute transparent procedures to avoid holding investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights, and to assist customers in avoiding the inadvertent inclusion of investments in such companies in their portfolios. These procedures may include time-limited engagement if management believes it can change the behavior of problem companies.

Board response to proposal 8:

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

Our business practices reflect our support and respect for the protection of fundamental human rights and the prevention of crimes against humanity. Our concern for the protection of human rights is reflected in our Human Rights Statement and guided by the principles set forth in the United Nations Universal Declaration of Human Rights. We welcome input from employees, shareholders, and the concerned stakeholder community on human rights issues.

We hold securities in many different capacities. While we are a shareholder of record in PetroChina shares, the vast majority of the shares attributable to us are in our custody business, where we do not own the shares outright but instead hold them at the direction of our customers, who are the share owners. We purchase, sell and vote these shares only as directed by our customers. In our asset management business, we act as a fiduciary on behalf of clients and we seek to meet the financial objectives of those clients. We have incorporated environmental, social and governance considerations in our investment process as directed by our clients. In our trading business, we may hold trading positions from time to time in companies to meet customer demands or to offset client transactions.

We use our extensive risk management processes and procedures to consider human rights and other reputational issues associated with our businesses. We disagree with the proponent's view that additional internal procedures or policies are required. The Firm has a robust risk management framework, as described in our Annual Report, and management routinely reviews specific business clients and transactions including where appropriate for consistency with our Human Rights Statement. As a result of these reviews, we have chosen in some cases not to pursue business with certain companies and in other cases to engage in a discussion with the management of companies whose businesses have raised concerns. In addition, in the case of Sudan, a clear legal framework has been established by the U.S. government that restricts business dealings with a wide range of companies and individuals. JPMorgan Chase fully abides by these restrictions in letter and spirit; we do not engage in business with any entity identified by the U.S. government as directing or contributing to violence in Sudan.

Accordingly, the Board recommends a vote against this proposal.

Proposal 9 — Shareholder action by written consent

Mr. John Chevedden, as agent for Mr. Kenneth Steiner,*** FISMA & OMB Memorandum M-07-16 ***the holder of 500 shares of common stock, has advised us that he intends to introduce the following resolution:

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

The 2011 proposal on this topic won 49% support without the supporting statement stressing the weakness of our bylaw provision for shareholders to call a special meeting.

After a shareholder proposal for 10% of shareholders to be able to call a special meeting won strong support our company adopted a provision for 20% of shareholders to be able to call a shareholder meeting and packed this provision with excessive administrative burdens.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in Executive Pay – $42 million for CEO James Dimon and more than $13 million each for four Named Executive Officers (NEOs).

Annual incentive pay at JPMorgan was given at the discretion of the executive pay committee. Each of seven named executive officers (NEOs) received annual bonuses of $3.4 million with $5 million for Mr. Dimon. Discretionary incentive

Exhibit D

The Firm made no contributions to candidates for political office in 2010, and the Firm discloses all contributions made by its affiliated PACs to candidates for political office. A list of the amounts and recipients of the contributions made by Firm-affiliated political action committees or PACs (which are funded entirely by voluntary contributions from the Firm's employees) is posted on the Firm's public Web site, and the Firm has committed to make this disclosure annually on an ongoing basis. This information is also made publicly available by the various jurisdictions in which we report. The Firm does occasionally make permitted contributions to groups organized under Section 527 of the Internal Revenue Code, such as the national Governors' Associations. However, we believe such contributions are immaterial relative to the disclosure provided through disclosure of PAC contributions.

Each trade association to which the Firm belongs is already subject to disclosure obligations with respect to all political contributions it makes. We join such organizations for a variety of reasons and do not necessarily agree with all policies or political candidates which such organizations may support.

Therefore we believe that the additional information sought by the proposal would be of no appreciable benefit to shareholders.

Accordingly, the Board recommends a vote against this proposal.

Proposal 10 – Genocide-free investing

Alice Rosenfeld, FISMA & OMB Memorandum M-07-16 the holder of at least 732 shares of common stock, has advised us that she intends to introduce the following resolution:

WHEREAS:

JPMorgan Chase & Co ("JPMorgan") has released no genocide-free investing policy. As a result, individuals, through their JPMorgan shares and funds, may inadvertently invest in companies helping to fund genocide because of investment decisions made by JPMorgan.

We believe that:

1) Investors do not want their pensions and family savings connected to genocide.
   a) Reasonable people may disagree about what constitutes socially responsible investing, but few people want their savings connected to genocide.
   b) In the face of the most extreme human rights crises investment companies share responsibility, along with government, to act.
   c) In KRC Research's 2010 study, 88% of respondents said they would like their mutual funds to be genocide-free.
   d) Millions of people have voted for shareholder proposals similar to this one, submitted by supporters of Investors Against Genocide, despite active management opposition.
2) This problem is particularly important to shareholders because JPMorgan:
   a) Has been a large holder of PetroChina for years. A recent filing shows holdings of 1,070,760,070 H-shares, worth $1.3 billion. PetroChina, through its closely related parent, China National Petroleum Company, is internationally recognized as the worst offender helping fund the Government of Sudan's genocide in Darfur.
   b) Continued to buy shares of problem companies even after becoming aware of the investment's connection to the Darfur genocide.
   c) Claims that it "supports fundamental principles of human rights across all our lines of business" but has taken no action to avoid these problem investments.
   d) Limits the effectiveness of U.S. sanctions by investing in foreign companies which do business prohibited to US companies.
3) A policy against investments in genocide must:
   a) Be clear and transparent.
   b) Apply today and to any future genocide.
   c) Prevent purchasing shares of companies known to substantially contribute to genocide or crimes against humanity.
   d) If the fund already holds problem companies and can influence their behavior, time-limited engagement may be appropriate. If not, problem investments should be sold.
4) There are no sound financial, fiduciary, or legal reasons that prevent JPMorgan from having a policy against investments in genocide, as TIAA-CREF demonstrated in 2009.
   a) Ample competitive investment choices exist, even for index funds.
   b) Avoiding a small number of problem companies need not have a significant effect on performance, as shown in Gary Brinson's classic asset allocation study.

Table of Contents

c) *Even the most conservative legal concerns can be addressed by a small change to the prospectus.*

d) Management can easily obtain independent assessments of problem companies and their connection to genocide.

5) Investor pressure can help influence foreign governments, as in South Africa. Similar divestment pressure on Talisman Energy helped end the conflict in South Sudan.

RESOLVED:

Shareholders request that the Board institute transparent procedures to prevent holding investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Management should encourage JPMorgan funds with separate boards to institute similar procedures.

Board response to proposal 10:

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

While we share the proponent's concern about human rights generally and about genocide in particular, we believe that the Firm's existing policies and procedures appropriately address these issues. As noted in the Firm's Human Rights Statement (posted on our public Web site), our respect for the protection and preservation of human rights is guided by the principles set forth in the United Nations Universal Declaration of Human Rights. We are a signatory to the United Nations Environment Program Finance Initiative, we have adopted the Wolfsberg Principles, and our asset management business has adopted the United Nations Principles for Responsible Investing and the Extractive Industries Transparency Initiative. We are one of the founders of the Carbon Principles for understanding carbon risk, and we have adopted an Environmental and Social Risk Management Policy which includes implementation of the Equator Principles for certain transactions and which, through the International Finance Corporation's *Environmental and Social Performance Standards*, addresses issues such as labor and working conditions, community health and safety, land acquisitions and resettlement, and the treatment of indigenous peoples. In the context of these commitments, the Firm's practices already reflect our support and respect for the protection of fundamental human rights in each region of the world in which we operate.

The relationship of a company to human rights issues may be complex and fact-specific. We welcome input from employees, shareholders, and the concerned stakeholder community on the issues raised by this proposal. However, because of the gravity of a charge of crimes against humanity and the complexity of assessing the validity of such a charge, due order requires that such determinations be made in the first instance by recognized authorities. In the case of Sudan, a clear legal framework has been established by the U.S. government, restricting business dealings with a wide range of companies and individuals; and JPMorgan Chase fully abides by these restrictions in letter and spirit. We do not engage in business with those entities legally identified as directing or contributing to violence in Sudan.

We hold securities in many different capacities, and our opportunities for engagement with the issuers of those securities vary greatly. In our custody business, for example, we hold investments at the direction of our clients; we purchase, sell, and vote these investments only as directed by our customers. (In fact, most of the Firm's PetroChina holdings are held in its capacity as custodian or approved lending agent for clients. The Firm does not exercise investment or voting control over these shares, which are held for and managed by the Firm's clients.) In our trading operations, we might hold positions in companies regardless of whether we have any other relationships or engagement with them, simply to offset client-initiated transactions. And in our asset management business, as investors on behalf of our clients, we have a duty to seek to meet the financial investment objectives for which our clients have hired us. We incorporate environmental, social, and governance considerations in our investment processes as directed by our clients.

Accordingly, the Board recommends a vote against this proposal.

Proposal 11 – Independent lead director

Mr. John Chevedden, as agent for Mr. Ray T. Chevedden, on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust, *** FISMA & OMB Memorandum M-07-16 *** the holder of 200 shares of our common stock, has advised us that he intends to introduce the following resolution:

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent director (by the standard of the New York Stock Exchange) serve as a Lead Director whenever possible, elected by and from the independent board members and to be expected to normally serve for more than one continuous year.

The bylaw should also specify how to select a new Lead Director if a current Lead Director ceases to be independent.

The merit of this Independent Lead Director proposal should be considered in the context of the need for improvements in our company's 2010 reported corporate governance status:

Exhibit E

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
the Securities Exchange Act OF 1934

Date of Report (Date of earliest event reported): May 21, 2013

JPMORGAN CHASE & CO.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**1-05805**	**13-2624428**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

270 Park Avenue, New York, New York	**10017**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 270-6000**

Not Applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

(a) Registrant held its Annual Meeting of Shareholders on Tuesday, May 21, 2013; 3,195,273,292 shares were represented in person or by proxy, or 84.21% of the total shares outstanding.

(b) The results of shareholder voting on the proposals presented were as follows:

MANAGEMENT PROPOSALS:

Proposal 1- Shareholders elected the 11 director nominees named in the Proxy Statement

Name	For	Against	Abstain	Broker Non-Votes
James A. Bell	2,597,819,329	180,993,768	46,871,847	369,588,348
Crandall C. Bowles	2,541,379,499	237,307,835	46,997,610	369,588,348
Stephen B. Burke	2,715,182,326	63,575,767	46,926,851	369,588,348
David M. Cote	1,647,363,511	1,131,173,743	47,147,690	369,588,348
James S. Crown	1,594,008,777	1,184,578,669	47,097,498	369,588,348
James Dimon	2,709,770,827	55,768,918	60,145,199	369,588,348
Timothy P. Flynn	2,761,002,797	17,783,158	46,898,989	369,588,348
Ellen V. Futter	1,475,090,998	1,304,026,861	46,567,085	369,588,348
Laban P. Jackson, Jr.	2,546,174,612	229,057,449	50,452,883	369,588,348
Lee R. Raymond	2,638,669,008	139,968,594	47,047,342	369,588,348
William C. Weldon	2,687,434,440	91,106,809	47,143,695	369,588,348

Proposal 2 - Shareholders ratified the appointment of PricewaterhouseCoopers LLP as Registrant's Independent Registered Public Accounting Firm for 2013

For	Against	Abstain	Broker Non-Votes
3,103,954,673	47,252,914	44,065,705	0
97.14%	1.48%	1.38%	

Proposal 3 – Shareholders approved the Advisory Resolution to Approve Executive Compensation

For	Against	Abstain	Broker Non-Votes
2,604,798,048	155,533,317	65,353,579	369,588,348
92.18%	5.5%	2.31%	

Proposal 4 – Shareholders approved the Amendment to the Firm's Restated Certificate of Incorporation to Authorize Shareholder Action by Written Consent

For	Against	Abstain	Broker Non-Votes
2,741,027,521	37,541,421	47,116,002	369,588,348
97.00%	1.33%	1.67%	

Proposal 5 – Shareholders approved the Reapproval of Key Executive Performance Plan

For	Against	Abstain	Broker Non-Votes
2,617,670,602	157,848,421	50,165,921	369,588,348
92.64%	5.59%	1.78%	

SHAREHOLDER PROPOSALS:

Proposal 6 - Shareholders did not approve the proposal to Require Separation of Chairman and CEO

For	Against	Abstain	Broker Non-Votes
910,847,421	1,899,424,339	15,413,184	369,588,348
32.23%	67.22%	0.55%	

Proposal 7 - Shareholders did not approve the proposal to Require Executives to Retain Significant Stock Until Reaching Normal Retirement Age

For	Against	Abstain	Broker Non-Votes
230,725,466	2,538,139,733	56,819,745	369,588,348
8.17%	89.82%	2.01%	

Proposal 8 - Shareholders did not approve the proposal to Adopt Procedures to Avoid Holding or Recommending Investments that Contribute to Human Rights Violations

For	Against	Abstain	Broker Non-Votes
227,875,959	2,157,920,393	439,888,592	369,588,348
8.06%	76.37%	15.57%	

Proposal 9 - Shareholders did not approve the proposal to Disclose Firm Payments Used Directly or Indirectly for Lobbying, Including Specific Amounts and Recipients' Names

For	Against	Abstain	Broker Non-Votes
231,342,019	2,106,549,765	487,793,160	369,588,348
8.19%	74.55%	17.26%	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JPMORGAN CHASE & CO.

By: /s/ Anthony J. Horan

Name: Anthony J. Horan

Title: Corporate Secretary

Date: May 23, 2013